September 10, 2025

Luis Pe  a
Chief Executive Officer
Evommune, Inc.
1841 Page Mill Road, Suite 100
Palo Alto, CA 94304

       Re: Evommune, Inc.
           Amendment No. 2 to Draft Registration Statement on Form S-1 Submitted August 29, 2025
           CIK No. 0002044725
Dear Luis Pe  a:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement and non-public draft submissions on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 2 to Draft Registration Statement on Form S-1
Prospectus Summary
Overview, page 1

1. Please revise to briefly explain the term "clinically meaningful" in reference to your trial results from your CIndU Phase 2 trial. Alternatively, please consider replacing this disclosure, here and throughout your prospectus, with a brief discussion of the objective results of your CIndU Phase 2 trial without drawing conclusions as to the safety or efficacy of your product candidates.
Our Clinical Pipeline, page 3

2. We note your response to prior comment 2 and reissue. Please revise, wherever
 September 10, 2025
Page 2

       appropriate, to provide a more fulsome discussion of the development activities
       conducted related to your EVO756 candidate for    Other Indications.
To the extent
       you have not yet conducted any specific development actives for these indications, please remove them from your pipeline table.
Comparison of the Six Months Ended June 30, 2025 and 2024
Operating Expenses
Research and Development, page 97

3.     We note your response to prior comment 3 and we reissue our comment.
Please
       disclose in more detail the type of or specific programs and/or the nature of the expenses incurred within the other programs line item.
Business
EVO756, Targeting MRGPRX2 for Chronic Inflammatory Diseases, page 111

4. We note your response to prior comment 4. Please revise the graphic on page 112 to remove the reference to EVO756 having an "efficient clinical development pathway"
       as this statement is speculative given your assertion that you do not intend to rely on any accelerated approval pathways.
Figure 3: EVO756 FricTest Score Improvements and Other Efficacy Metrics, page
114

5. We note your response to prior comment 6. However, we do not note any revisions on page 114 and 115 responsive to this comment. Please clarify whether
these    other
       efficacy metrics    were established endpoints in your EVO756 trial.
Please also delete
       the reference to    efficacy    in the title for this figure as your
disclosure should not
       imply that your product candidates will be found to be safe or effective by the FDA or comparable regulatory bodies.
Our Solution: EVO756, Our MRGPRX2 Antagonist, page 124

6. Please remove the reference to EVO756 being developed as a potential "first-in-class"
       candidate as this statement is speculative given the current development status of your product candidate and improperly implies EVO756 is likely to be approved.
       Please contact Tara Harkins at 202-551-3639 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Chris Edwards at 202-551-6761 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Minkyu Park, Esq.